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                              August 31, 2023

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed August 25,
2023
                                                            File No. 333-270504

       Dear Ali Vezvaei:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-4 filed August 25,
2023

       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
       Note 3 - Transaction Accounting Adjustments, page 209

   1. You state in the introductory paragraph "the Unaudited Pro Forma Condensed Combined
                                                        Financial Information
gives effect to adjustments required to convert Athena   s historical
                                                        financial information
to IFRS and its reporting currency to Euros." In this regard, we note you removed footnote
(b) and all related adjustments that reflected the differences between US GAAP and
IFRS with respect to warrant classification. Please explain why you no longer believe
such adjustments were required when it appears the Athena
                                                        Warrants on the balance
sheet as of December 31, 2022 did not meet equity classification
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
August 31, NameNext.e.GO
           2023           B.V.
August
Page 2 31, 2023 Page 2
FirstName LastName
         and were subject to liability classification under IAS 32 and any change in fair value would have been recognized in the statement of operations. We note you also removed the change in fair value from the date of issuance to December 31,
2022 of    13.0 million
         from accumulated deficit of Athena as of December 31, 2022.
2. We refer you to footnotes (13), (15) and (16) to the unaudited pro forma condensed combined balance sheet as of December 31, 2022. In each of the transactions described in the footnotes, we note you have valued TopCo shares with a nominal
value of    0.12 per
         TopCo share. Please tell us why you believe using the nominal value in each of these transactions is appropriate and explain your basis for doing so. Additionally, we note you have changed the terms of the Earn-out Agreement in the BCA such that 10,000,000 shares of the 30,000,000 TopCo shares will issuable at closing and vest immediately. Please tell us how you have accounted for the Earn-out Agreement in the pro forma financial statements and the immediate vesting of the 10,000,000 TopCo shares.
Earnings/(Loss) per Share, page 213

3. We note that your pro forma EPS calculation reflects the 10,000,000 Earn-Out shares that will vest immediately as of Closing. However, your disclosure in footnote (4) of the pro forma EPS calculation table indicates that such shares are excluded from the weighted
         average shares outstanding     basic and diluted number. Please revise
to resolve this
         inconsistency.
General

4. We note that you are now proposing an exchange where holders of warrants will receive shares of common stock. Considering this change, please tell us how your fee table registers each class of security you intend to issue and an accurate number of shares. We note, for example, that note 2 to the fee table does not include shares to be issued in exchange for the warrants. Please also tell us how you determined not to file revised tax and legality opinions in connection with this change, rather than undated, "form" of opinions. It appears these opinions should be updated and refiled to account for this change.
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
 Ali Vezvaei
Next.e.GO B.V.
FirstName
August 31, LastNameAli
               2023       Vezvaei
Comapany
Page    3      NameNext.e.GO B.V.
August 31, 2023 Page 3
cc:       Clemens Rechberger
FirstName LastName